SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )


                                Hoenig Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    434396107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kathryn L. Hoenig, Vice President, General Counsel and Secretary,
                    Hoenig Group Inc., Royal Executive Park,
                   4 International Drive, Rye Brook, NY 10573
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   434396107.
            ---------

                                  SCHEDULE 13D



CUSIP No. 434396107






------ -------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric P. Sapirstein
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_| (b) |_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       PF
------ -------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
------ -------------------------------------------------------------------------
                      7        SOLE VOTING POWER
                               577,400
     NUMBER OF
                      -------- -------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY                15,000
      OWNED BY
                      -------- -------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER
     REPORTING                 577,400
       PERSON
                      -------- -------------------------------------------------
        WITH          10       SHARED DISPOSITIVE POWER
                                15,000
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         592,400
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------

     This Amendment Number 1 to the Schedule 13D filed by Fredric P. Sapirstein dated August 26, 1997 reflects the exercise by the Reporting Person of options to purchase 100,000 shares of Common Stock, and amends Items 3, 5 and 6 of the
Schedule 13D as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following:

     On September 26, 1997, the Reporting Person purchased 100,000 shares of Common Stock from the Corporation for $362,500 pursuant to the exercise of non-qualified stock options granted pursuant to the Employment Agreement and vested as of September 5, 1996. The shares purchased upon exercise of the options were purchased with cash from personal funds. The Reporting Person holds presently exercisable options to purchase an aggregate of 150,000 shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by substituting the following for subsection (a) thereof:

     (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as of August 13, 1997, the Corporation had issued and outstanding 9,319,605 shares of Common Stock.

     The Reporting Person is the beneficial owner of 592,400 shares of Common Stock or 6.2% of the outstanding Common Stock, consisting of (i) 427,400 shares of Common Stock owned directly, (ii) 150,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to presently exercisable stock options, and (iii) 15,000 shares of Common Stock owned by the Estate for which the Reporting Person serves as an executor.

     Item 5 is further amended by adding the following to subsection (c) thereof:

     On September 26, 1997, the Reporting Person purchased 100,000 shares of Common Stock from the Corporation for $3.625 per share pursuant to the exercise of non-qualified stock options granted pursuant to the Employment Agreement and vested as of September 5, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following:

     On September 26, 1997, the Reporting Person purchased 100,000 shares of Common Stock from the Corporation for $362,500 pursuant to the exercise of non-qualified stock options granted pursuant to the Employment Agreement and vested as of September 5, 1996. The Reporting Person holds presently exercisable options to purchase an aggregate of 150,000 shares.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 1997

                                              Fredric P. Sapirstein



                                              /s/ Fredric P. Sapirstein
                                              -------------------------